ALGOMA STEEL INC.

SIGNIFICANT DIFFERENCES BETWEEN CANADIAN AND UNITED STATES

GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) For the period ended December 31, 2002 Millions of Canadian Dollars

1.  Reconciliation of net income (loss) between Canadian and United States GAAP:

			Pre-reorganization
	Three	Eleven	One	Three	Twelve
	Months	Months	Month	Months	Months
	Ended	Ended	Ended	Ended	Ended
	Dec. 31	Dec. 31	Jan. 31	Dec. 31	Dec. 31
	2002	2002	2002	2001	2001

Net income (loss) as reported under Canadian GAAP	$(3.3)	$ 42.5	$(26.1)	$(116.9)	$ (363.3)
Accretion of equity component of convertible debt	(0.1)	(0.6)	-	-	-
Foreign exchange adjustments related to equity
component of convertible long-term debt	-	0.1	-	-	-
Adjustment relating to joint venture's change in
accounting policy on pension assets	-	-	-	5.0	5.0
Net income (loss) under U.S. GAAP	(3.4)	42.0	(26.1)	(111.9)	(358.3)
Additional minimum pension liability	(4.6)	(4.6)	-	(7.0)	(7.0)
Comprehensive income (loss) under U.S. GAAP	$(8.0)	$ 37.4	$(26.1)	$(118.9)	$ (365.3)

Income (loss) per share under U.S. GAAP:
- Basic	$(0.14)	$ 1.89	$(0.49)	$(2.09)	$ (6.68)
- Diluted	$(0.14)	$ 1.42	$(0.49)	$(2.09)	$ (6.68)
Comprehensive income (loss) per share under U.S. GAAP:
- Basic	$(0.33)	$ 1.69	$(0.49)	$(2.22)	$ (6.81)
- Diluted	$(0.33)	$ 1.27	$(0.49)	$(2.22)	$ (6.81)

Under Canadian GAAP, the discounted value of the 1% convertible Notes is segregated into a debt and equity component with the accretion of the equity component being charged directly to retained earnings. Under U.S. GAAP, the discounted value of the 1% convertible Notes would be presented entirely as long-term debt with accretion being charged to income as interest on long-term debt. Under U.S. GAAP the $22 million ascribed to the value of the holder conversion option is reclassified within shareholders' equity to shareholders' surplus on reorganization.

An additional minimum pension liability is reported when the accrued benefit liability in the consolidated balance sheet is less than the plan deficit represented by the excess of the accumulated benefit obligation over the market value of the plan assets. An intangible asset is recorded up to the amount of any unrecognized past service costs with any remaining amount being charged to income.

2.  Changes  to the consolidated balance sheets under U.S. GAAP are:

		Dec. 31	Jan. 31
		2002	2002
(i)	Accrued pension liability and post-employment benefit obligation
	Balance under Canadian GAAP	$311.2	$309.7
	Additional minimum pension liability	4.6	-
	Balance under U.S. GAAP	$315.8	$309.7

(ii)	Long-term debt
	Balance under Canadian GAAP	$200.6	$203.5
	Equity component of convertible long-term debt	5.7	8.4
	Foreign exchange adjustment on equity component of convertible long-term debt	(0.1)	(0.1)
	Balance under U.S. GAAP	$206.2	$211.8

(iii)	Shareholders' equity
	(a) Capital stock
	Balance under Canadian GAAP	$214.1	$160.0
	Ascribed value of holders option credited on conversion of long-term debt	(8.4)	-
	Foreign exchange adjustment of equity component on conversion	(0.1)	-
	Balance under U.S. GAAP	$205.6	$160.0

	(b) Convertible long-term debt
	Balance under Canadian GAAP	$19.3	$30.4
	Reclassify equity component to long-term debt	(5.7)	(8.4)
	Reclassify ascribed value of holders option to shareholders' surplus	(13.6)	(22.0)
	Balance under U.S. GAAP	$-	$-

	(c) Shareholders' surplus on reorganization
	Balance under Canadian GAAP	$69.6	$69.6
	Ascribed value of holders option on reorganization	22.0	22.0
	Foreign exchange adjustment on convertible long-term debt	0.1	0.1
	Balance under U.S. GAAP	$91.7	$91.7

	(d) Retained earnings
	Balance under Canadian GAAP	$41.9	$-
	Foreign exchange adjustment of equity component on conversion	0.1	-
	Balance under U.S. GAAP	$42.0	$-

	(e) Accumulated other comprehensive income (loss)
	Balance under Canadian GAAP	$-	$-
	Additional minimum pension liability	(4.6)	-
	Balance under U.S. GAAP	$(4.6)	$-

3.  The Corporation accounts for freight costs as a reduction of sales. Under U.S. GAAP these costs would be included as a component of cost of sales.

			Pre-reorganization
	Three	Eleven	One	Three	Twelve
	Months	Months	Month	Months	Months
	Ended	Ended	Ended	Ended	Ended
	Dec. 31	Dec. 31	Jan. 31	Dec. 31	Dec. 31
	2002	2002	2002	2001	2001

Increase in sales and cost of sales related to
reclassifying freight costs under U.S. GAAP	$12.4	$48.7	$4.8	$10.9	$48.5

4.  The accounts receivable balance at December 31, 2002 includes a $3 million allowance for doubtful accounts (January 31, 2002 - $6 million).

5. A new accounting standard, SFAS 143 "Asset Retirement Obligations", was issued in the United States. Under this new standard, legal obligations arising from the retirement of all tangible long-lived assets are recognized immediately when incurred and are measured at fair value. A corresponding amount is capitalized as part of the asset's carrying amount and depreciated over the asset's useful life using a systematic and rational allocation method. The adoption of this standard in 2003 is not expected to have a material impact on the Corporation's consolidated financial statements.

6. A new accounting standard, "Accounting for Costs Associated with Exit or Disposal Activities", was recently issued in the United States. The standard is effective for exit or disposal activities initiated after December 31, 2002 and requires that a liability for costs associated with an exit or disposal activity be recognized when the liability is incurred rather than the date of commitment to an exit plan as previously required. The Corporation has not yet determined the effect that the adoption of this standard in 2003 will have on its consolidated financial statements.

7.   Approximately 98% of the Corporation's employees are covered by collective bargaining agreements. The new collective bargaining agreements negotiated as part of the financial reorganization expire on July 31, 2004.